[Madison Square Garden Entertainment Corp. Letterhead]

June 20, 2023

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Trade and Services,

100 F Street, N.E.,

Washington, D.C. 20549-9303.

Attention:	Jennie Beysolow

Re:	Acceleration Request for Madison Square Garden Entertainment Corp.
Registration Statement on Form S-1 (File No. 333-272780)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Madison Square Garden Entertainment Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-272780 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:15 p.m., Eastern Time, on June 22, 2023, or as soon as practicable thereafter.

Please contact Robert W. Downes of Sullivan & Cromwell LLP via telephone at (212) 558-4312 or via e-mail at (downesr@sullcrom.com) with any questions and please notify him when this request for acceleration has been granted.

*                *                 *

Very truly yours,

By	/s/ David F. Byrnes
Name:	David F. Byrnes
Title:	Executive Vice President and Chief Financial Officer

cc:	Robert W. Downes
(Sullivan & Cromwell LLP)